Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

hhgregg, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-144764) on Form S-8 of hhgregg, Inc. of our report dated June 2, 2009, with respect to the consolidated balance sheets of hhgregg, Inc. and subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2009, and the effectiveness of internal control over financial reporting as of March 31, 2009, which report appears in the March 31, 2009 annual report on Form 10-K of hhgregg, Inc.

KPMG LLP

Indianapolis, Indiana

June 2, 2009